Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement Nos. 333-204437 and 333-191676 on Form S-3 and Form S-8, respectively, of Western Refining Logistics, LP of our report dated October 14, 2016, relating to the combined financial statements of St. Paul Park Logistics as of and for the years ended December 31, 2015 and 2014 (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to the combined financial statements which were derived from the consolidated financial statements and accounting records of Western Refining, Inc. and to the allocation of certain corporate expenses historically provided by Western Refining, Inc.), appearing in this Current Report on Form 8-K/A of Western Refining Logistics, LP dated October 14, 2016.

/s/ DELOITTE & TOUCHE LLP

Phoenix, AZ

October 14, 2016